SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K






                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the fiscal year ended December 31, 1996

Commission file no. 1-924








                           A. Full title of the plan:


TRINOVA Corporation
RETIREMENT SAVINGS AND PROFIT-SHARING PLAN



B. Name of issuer of the securities
held pursuant to the plan and the
address of its principal executive office:


Aeroquip-Vickers, Inc.
(Formerly--TRINOVA Corporation)
3000 Strayer
Maumee, Ohio 43537-0050

                              REQUIRED INFORMATION



            The following financial statements are furnished for the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan:



                                                                     Page


     Report of Independent Auditors                                     3
     Statements of Assets Available for
      Plan Benefits                                                     4
     Statements of Changes in Assets Available
      for Plan Benefits                                                 5
     Notes to Financial Statements                                      6
     Item 27a - Schedule of Assets Held for Investment Purposes        15
     Item 27d - Schedule of Reportable Transactions                    17


Exhibit

     The following exhibit is filed herewith:

     Exhibit
     Number


      (23)      Consent of Independent Auditors


                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   TRINOVA CORPORATION
                                   RETIREMENT SAVINGS AND PROFIT-SHARING PLAN



June 27, 1997                      By:  /S/ WILLIAM R. AMMANN
    Date                                William R. Ammann
                                        Vice President - Administration and
                                        Treasurer

REPORT OF INDEPENDENT AUDITORS


Administrative Committee
TRINOVA Corporation
 Retirement Savings and Profit-Sharing Plan


We have audited the accompanying statements of assets available for plan benefits of the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan as of December 31, 1996 and 1995, and the related statement of changes in assets available for plan benefits for the year ended December 31, 1996.
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                   /S/ ERNST & YOUNG LLP
                                   ERNST & YOUNG LLP


Toledo, Ohio
May 30, 1997


STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
TRINOVA CORPORATION
RETIREMENT SAVINGS AND PROFIT-SHARING PLAN

                                                          December 31

                                                     1996             1995


ASSETS - Note 1
 Contributions receivable from employer         $26,153,642         $25,123,673
 Contributions receivable from employees            299,411             594,798
 Investments
   Fixed Income Fund                            246,370,216         253,280,476
   Vanguard Mutual Funds                        287,913,289         206,811,782
   Aeroquip-Vickers Stock Fund                   32,648,694          24,656,070
   Cincinnati Milacron Stock Fund                 2,497,971
   Loans receivable from plan participants       16,493,712          13,184,364

                                                585,923,882         497,932,692

ASSETS AVAILABLE FOR PLAN BENEFITS             $612,376,935        $523,651,163




See accompanying notes

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
    TRINOVA CORPORATION
       RETIREMENT SAVINGS AND PROFIT-SHARING PLAN
YEAR ENDED DECEMBER 31, 1996




ADDITIONS
 Assets transferred in due to acquisition - Note 2     $17,783,852
 Contributions by employees                             20,447,059
 Contributions by employer                              32,952,269
 Net investment income
  Interest                                              16,520,863
  Dividends                                             19,603,235
                                                        36,124,098

 Realized and unrealized gains
  on investments                                        31,977,324
                                                       139,284,602


DEDUCTIONS
 Distributions to participants                          50,464,388
 Investment management fees                                 94,442
                                                        50,558,830


       NET ADDITIONS                                    88,725,772

 Assets available for plan benefits
 at beginning of year                                  523,651,163

        ASSETS AVAILABLE FOR PLAN
        BENEFITS AT END OF YEAR                       $612,376,935








See accompanying notes

NOTES TO FINANCIAL STATEMENTS
TRINOVA CORPORATION
RETIREMENT SAVINGS AND PROFIT-SHARING PLAN

 December 31, 1996

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting


The accounting records of the TRINOVA Corporation Retirement Savings and Profit-Sharing Plan (the Plan) are maintained on the accrual basis.

Investment Valuation and Income Recognition


Marketable securities are stated at aggregate fair value and are valued at the last sales price quoted by a national securities exchange on the last business day of the plan year. Mutual funds are stated at the net asset value on the last business day of the plan year. The difference between fair value and the cost of investments is reflected in the statement of changes in assets available for plan benefits as unrealized gains (losses) on investments.

Guaranteed investment contracts are stated at contract value. The contract value of these fully benefit-responsive contracts approximates the fair value.

Realized gains or losses on the sales of investments represent the differences between the proceeds received upon the sale and the cost of investments sold, determined on an average cost basis.

NOTE 2 - DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. Eligible participants include all U.S. regular full-time salaried employees and non-bargaining hourly employees of Aeroquip-Vickers, Inc. (formerly TRINOVA Corporation) and its subsidiaries, Aeroquip Corporation ("Aeroquip") and Vickers, Incorporated ("Vickers"), as well as certain part-time employees who worked more than 1,000 hours during a 12-month period. Bargaining unit employees are eligible to participate only if the bargaining agreement permits participation. Temporary employees who work less than 1000 hours during a 12-month period and interns are not eligible to participate in the Plan.

Participants may contribute to the Plan on a pretax basis by salary reduction up to 15 percent of their annual compensation (in increments of 1 percent).

Information concerning the Plan document, matching and profit-sharing contributions and vesting is contained in the summary plan description ("SPD") for the plan. Copies of the SPD are available from the employee benefits administration department of the Company.

Aeroquip-Vickers, Inc. acquired the Electronic Systems Division (ESD) of Cincinnati Milacron, Inc. in December 1995. The ESD employees' retirement funds were transferred into the Plan in March 1996 and such participants became eligible for participation in the Plan as of the date of transfer. Participants were given the option to retain their investment in the Cincinnati Milacron Stock fund or to direct their funds into any options available within the Plan.

Each participant individually directs his or her contributions and Aeroquip-Vickers' contributions, except for 25 percent of Aeroquip-Vickers' profit-sharing contribution, into one or more of the following investment funds (in multiples of 1 percent).

(1) Aeroquip-Vickers Stock Fund is invested in Aeroquip-Vickers common stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. Twenty-five percent of each participant's profit-sharing allocation is automatically invested in the Aeroquip-Vickers Stock Fund until distribution to the participant or until the participant reaches age 55. Upon reaching age 55, the participant has the option to redirect the investment of the 25 percent portion from the Aeroquip-Vickers Stock Fund into any of the other available funds. Participants may elect to have additional amounts over Aeroquip-Vickers' 25 percent profit-sharing contribution invested in the Aeroquip-Vickers Stock Fund. Aeroquip-Vickers common stock is acquired in open market purchases at fair market value. Participant directed contributions to the Aeroquip-Vickers Stock Fund amounted to $1,847,179 and $1,688,543 for the year ended December 31, 1996 and 1995, with accumulated participant contributions and earnings of $14,599,867 and $14,833,389 at December 31, 1996 and 1995.

(2) The Fixed Income Fund is invested in fully benefit-responsive insurance company investment contracts, bank investment contracts and their equivalents. These contracts pay a negotiated interest rate for a period of one to five years. At December 31, 1996 and 1995, the investment contracts had a weighted average crediting interest rate of 6.59% and 6.21% respectively. The average yield on these contracts was 6.36% and 6.34% for the years ended December 31, 1996 and 1995 respectively.

      Contracts are negotiated with insurance companies or financial institutions rated AA+ by Standard and Poor's or its equivalent and have a maximum average contract life of five years.

(3) Vanguard Mutual Funds are managed by The Vanguard Group of Investment Companies. There are nine individual mutual funds in which participants may invest:

      (a) Vanguard Money Market Reserves - U.S. Treasury Portfolio Fund (Money Market Fund): Money in the Money Market Fund is 100 percent invested in securities backed by the full faith and credit of the U.S. government. It seeks the maximum current income that is consistent with the preservation of capital and liquidity. Average maturities for the securities held by the Money Market Fund are normally maintained in the range of 30 - 60 days and no longer than one year.

      (b) Vanguard Index Trust - 500 Portfolio Fund (Index Fund): Money in the Index Fund is invested in stocks of the companies which make up the Standard & Poor's 500 Composite Stock Price Index. The objective of the Index Fund is to match the performance of the Standard & Poor's 500 Index.

      (c) Vanguard Windsor II Fund (Windsor II Fund): Money in the Windsor II Fund is invested in stocks which, in the opinion of the fund's investment manager, are undervalued in the marketplace. The stocks held in the Windsor II Fund tend to offer above-average dividend yields and will normally have below-average price-to earnings ratios and below-average price-to-book value ratios relative to the stock market in general.

      (d) Vanguard/Morgan Growth Fund (Morgan Growth Fund): Money in the Morgan Growth Fund is invested primarily in stocks of "established growth" companies. The companies will normally be medium and larger size companies with above-average growth in sales and earnings over extended periods.

      (e)  Vanguard International Growth Portfolio Fund (International Growth
           Fund): Money in the International Growth Fund is invested in non-U.S. stocks that have been selected for their growth potential. The International Growth Fund tends to be widely diversified both geographically and in terms of size of companies.

      (f) Vanguard STAR Fund (STAR Fund): Money in the STAR Fund is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income or money market securities. It is designed as a balanced "fund of funds" for long-term investors.

      (g) Vanguard Fixed Income Securities - Long-term Corporate Portfolio Fund (Fixed Income Securities Fund): Money in the Fixed Income Securities Fund is invested in a diversified portfolio of long-term investment grade bonds which seeks to provide a high and sustainable level of current income consistent with the maintenance of principal and liquidity.

      (h) Vanguard LifeStrategy Portfolios - Conservative Growth Portfolio (LifeStrategy Conservative Growth Fund): Money in the Conservative Growth Portfolio is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income, or money market securities and seeks to provide a combination of income and low-to-moderate growth by investing in a combination of stocks, bonds, and short-term reserves.

      (i) Vanguard LifeStrategy Portfolios - Growth Portfolio (LifeStrategy Growth Fund): Money in the Growth Portfolio is invested in a portfolio of Vanguard mutual funds that emphasizes either equity, fixed income, or money market securities and seeks to provide a combination of long-term growth and income by investing in a combination of stocks, bonds, and short-term reserves.

(4) The Cincinnati Milacron Stock Fund is invested in Cincinnati Milacron Common Stock. Cash dividends paid on shares held by the Trust are used to purchase additional shares for participant accounts. No contributions, rollovers, or transfers are permitted into the fund.

Participants of the Plan have general purpose and home loans available. The minimum loan permitted is $1,000. Under a general purpose or home loan, a participant may borrow up to the lesser of one-half of his or her vested account balance or the total of his or her pretax, matching and roll-in contributions to the Plan, up to a maximum of $50,000. In no event may the aggregate amount of loans exceed $50,000. All loans are repaid to the Plan in equal installments through payroll deductions over a period not to exceed five years for general purpose and twenty years for home loans. Interest is charged at the prime rate, plus 1 percent at the loan origination date.

Aeroquip-Vickers, Inc. reserves the right to amend, modify or terminate the Plan at any time.


NOTE 3 - DISTRIBUTIONS

A participant is entitled to the distributions provided by the contributions and income thereon (including realized and unrealized gains and losses) allocated to the participant's account.

Upon termination of employment due to retirement, total and permanent disability or death, a participant or his or her spousal beneficiary will be entitled to receive a distribution of the participant's entire account without regard to the Plan's vesting rules: (i) in one lump sum amount; or (ii) in monthly installments of a fixed amount or over a specified period of time in an amount of at least $100 per month. Distribution payments to non-spousal beneficiaries will be made in a lump sum only. If the value of a participant's account is less than $3,500, the plan administrator will distribute the participant's entire interest in one lump sum payment.

Pretax contributions may be withdrawn prior to age 59-1/2 in an amount not to exceed the value of the pretax contributions account at December 31, 1993 and only after all after-tax contributions and their earnings have been withdrawn. Profit-sharing allocations and matching contributions during a participant's employment are not permitted prior to age 59-1/2, unless the participant can show financial hardship for which he or she has no other available resources. Such situations are limited to: (i) certain medical expenses; (ii) payment of tuition and related educational fees for post-secondary education for the next year; (iii) costs related to the purchase of a principal residence; or (iv) payments necessary to avoid eviction from, or a foreclosure on the mortgage of, the participant's principal residence.


NOTE 4 - INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and that the trust, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION
                                                                                            Cincinnati
                                                      Vanguard                               Milacron
                                     Fixed Income       Mutual      Aeroquip-Vickers           Stock
                                        Fund            Fund           Stock Fund                Fund

ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1995                 $253,280,476   $206,811,782       $24,656,070          $        0

ADDITIONS
 Assets transferred in due to
  acquisition                           1,251,165     11,883,843                             4,143,969
 Contributions
  Employee                              6,004,352     13,970,665           767,429
  Employer                              9,757,026     14,855,474         7,309,800
                                       15,761,378     28,826,139         8,077,229

 Net investment income
  Interest                                          15,266,326
  Dividends                            __________     18,773,378           796,607              33,250

                                       15,266,326     18,773,378           796,607              33,250
 Realized and unrealized gains
  (losses) on investments              __________     24,931,680         7,690,287            (644,643)

                                       32,278,869     84,415,040        16,564,123           3,532,576

DEDUCTIONS
 Distributions to participants         29,325,752     17,501,072         2,335,635              44,230
 Investment management fees                34,519         49,582             9,803                 538
                                       29,360,271     17,550,654         2,345,438              44,768
NET ADDITIONS PRIOR TO TRANSFERS        2,918,598     66,864,386        14,218,685           3,487,808

Net transfers among investment
  funds                               (9,828,858)      14,237,121       (6,226,061)          (989,837)

                                      (6,910,260)      81,101,507        7,992,624           2,497,971

ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1996                 $246,370,216   $287,913,289       $32,648,694          $2,497,971



-10-

NOTE 6 - CHANGES IN ASSETS BY INVESTMENT OPTION  (Continued)
                                                                     Contributions
                                                        Loans          Receivable           Total

ASSETS AVAILABLE FOR PLAN BENEFITS
AT DECEMBER 31, 1995                                $13,184,364        $25,718,471        $523,651,163


ADDITIONS
 Assets transferred in due to
  acquisition                                           504,875                             17,783,852
 Contributions
  Employee                                                                (295,387)         20,447,059
  Employer                                                               1,029,969          32,952,269
                                                                           734,582          53,399,328

 Net investment income
  Interest                                                               1,254,537          16,520,863
  Dividends                                           _________                             19,603,235
                                                      1,254,537                             36,124,098
 Realized and unrealized gains
  (losses) on investments                             _________          _________          31,977,324

                                                      1,759,412            734,582         139,284,602

DEDUCTIONS
 Distributions to participants                        1,257,699                             50,464,388
 Investment management fees                                                                     94,442
                                                      1,257,699                             50,558,830
NET ADDITIONS PRIOR TO TRANSFERS                        501,713            734,582          88,725,772

Net transfers among investment funds                  2,807,635

                                                      3,309,348            734,582          88,725,772


ASSETS AVAILABLE FOR PLAN BENEFITS                  $16,493,712        $26,453,053        $612,376,935
AT DECEMBER 31, 1996


NOTE 7 - VANGUARD MUTUAL FUNDS

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1996 is as follows:
                                             LifeStrategy       Morgan                                         Money
                                                Growth          Growth       Fixed Income       Index          Market
                                                Fund             Fund      Securities Fund      Fund            Fund
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1995                         $      0        $15,117,169     $3,076,848     $45,832,054     $7,203,606

ADDITIONS
 Assets transferred in due to
  acquisition                                                   4,011,503      1,577,038                      1,251,491

 Contributions
  Employee                                      46,069          1,589,728        322,069       3,288,870      1,132,543
  Employer                                       7,631          1,345,236        304,634       3,181,845      1,926,232
                                                53,700          2,934,964        626,703       6,470,715      3,058,775

 Dividends                                      45,139          2,695,818        374,142       1,396,926        709,130
 Realized and unrealized gains
  (losses) on investments                       13,948          2,109,023       (265,037)     10,111,352

                                               112,787         11,751,308      2,312,846      17,978,993      5,019,396

DEDUCTIONS
 Distributions to participants                   7,527          1,376,796        180,365       3,655,578        910,750
 Investment management fees                         53              3,448            721           7,413         10,791
                                                 7,580          1,380,244        181,086       3,662,991        921,541

NET ADDITIONS PRIOR TO TRANSFERS               105,207         10,371,064      2,131,760      14,316,002      4,097,855

Net transfers among
 investment funds                            1,235,120          3,919,992      (635,911)       4,503,198        581,335

                                             1,340,327         14,291,056      1,495,849      18,819,200      4,679,190
  ASSETS AVAILABLE FOR PLAN BENEFITS
  AT DECEMBER 31, 1996                      $1,340,327        $29,408,225     $4,572,697     $64,651,254    $11,882,796


-12-

NOTE 7 - VANGUARD MUTUAL FUNDS  (Continued)

A summary of the activity within the separate Vanguard Mutual Fund options for the year ended December 31, 1996 is as follows:

                                                                                                      Total
                                                    LifeStrategy                                    Vanguard
                                        Star        Conservative      Windsor II     International   Mutual
                                        Fund        Growth Fund          Fund         Growth Fund      Fund
ASSETS AVAILABLE FOR PLAN BENEFITS
 AT DECEMBER 31, 1995                $80,788,703       $     0       $35,722,568     $19,070,834   $206,811,782

ADDITIONS
 Assets transferred in due to
  acquisition                                                          3,848,043       1,195,768     11,883,843

 Contributions
  Employee                             3,460,170        13,452         2,840,110       1,277,654     13,970,665
  Employer                             4,253,247         4,294         2,523,683       1,308,672     14,855,474
                                       7,713,417        17,746         5,363,793       2,586,326     28,826,139

 Dividends                             8,292,539        36,147         4,108,720       1,114,817     18,773,378
 Realized and unrealized gains
  (losses) on investments              4,544,422         5,722         6,354,467       2,057,783     24,931,680

                                      20,550,378        59,615        19,675,023       6,954,694     84,415,040
DEDUCTIONS
 Distributions to participants         6,515,890         7,228         3,537,872       1,309,066     17,501,072
 Investment management fees               16,499            18             7,055           3,584         49,582
                                       6,532,389         7,246         3,544,927       1,312,650     17,550,654

NET ADDITIONS PRIOR TO TRANSFERS      14,017,989        52,369        16,130,096       5,642,044     66,864,386

Net transfers among
 investment funds                     (4,153,424)      956,426         6,455,234       1,375,151     14,237,121


NET ADDITIONS                          9,864,565     1,008,795        22,585,330       7,017,195     81,101,507

  ASSETS AVAILABLE FOR PLAN BENEFITS
  AT DECEMBER 31, 1996               $90,653,268    $1,008,795       $58,307,898     $26,088,029   $287,913,289


-13-

Supplemental Schedules

TRINOVA Corporation Retirement Savings and Profit-Sharing Plan
Employer Identification No. 34-4288310
Plan No. 015
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996

                                                              Principal Amount                     Contract or
      Identity of Issue        Description of Investment         or Shares           Cost           Fair Value

Mutual Funds:
  *Vanguard Fiduciary Trust    Morgan Growth Fund             1,881,524         $26,187,582        $29,408,225
                               International Growth fund      1,584,935          22,833,899         26,088,029
                               Money Market Fund             11,882,797          11,882,797         11,882,796
                               Index Fund                       934,807          47,240,282         64,651,254
                               Windsor II Fund                2,446,827          47,188,373         58,307,898
                               STAR Fund                      5,715,843          79,839,958         90,653,268
                               Fixed Income Securities Fund     520,216           4,583,539          4,572,697
                               LifeStrategy Growth Fund          97,977           1,337,251          1,340,327
                               LifeStrategy Consevative
                                 Growth Fund                     83,097           1,006,771          1,008,795

                                                 Total                         $243,100,452       $287,913,289

Aeroquip-Vickers Stock Fund    Aeroquip-Vickers
                                Common Stock                  3,142,319          25,926,882         32,648,694
Cincinnati Milacron Stock      Cincinnati Milacron
 Fund                           Common Stock                    305,749           2,104,581          2,497,971
Insurance Contracts:           Fixed Income Fund

                               American International Life Assurance Company
                                  5.76%, 9/30/97            $17,487,375         $17,487,375        $17,487,375
                                  6.46%, 3/31/99              5,240,569           5,240,569          5,240,569

                               Allstate Insurance Company
                                  4.71%, 3/31/97             $5,564,175          $5,564,175         $5,564,175
                                  5.51%, 4/1/98               9,096,550           9,096,550          9,096,550
                                  5.30%, 9/30/98              5,572,061           5,572,061          5,572,061

                               Aurora National Life
                                  5.29%, 9/30/98             $1,486,750           1,486,750          1,486,750

                               Citibank, N.A.
                                  5.35%, 4/1/98               9,359,535           9,359,535          9,359,535
                                  5.69%, 7/1/98              17,238,133          17,238,133         17,238,133

                               John Hancock
                                  6.50%, 9/30/99              6,131,864           6,131,864          6,131,864
                                  6.37%, 9/30/2001           10,083,246          10,083,246         10,083,246

-15-


TRINOVA Corporation Retirement Savings and Profit-Sharing Plan
Employer Identification No. 34-4288310
Plan No. 015
Item 27a - Schedule of Assets Held for Investment Purposes (Continued)
December 31, 1996

                                                              Principal Amount                     Contract or
      Identity of Issue        Description of Investment         or Shares           Cost           Fair Value
                               Metropolitan Life Insurance Company
                                  8.30%, 6/30/97             16,958,424          16,958,424         16,958,424

                               Mutual Benefit
                                  9.25%, 12/31/99            27,348,023          27,348,023         27,348,023
                                  9.25%, 12/31/99            12,618,657          12,618,657         12,618,657

                               New York Life Insurance Company
                                  7.23%, 12/15/98             8,188,529           8,188,529          8,188,529
                                  5.44%, 01/02/99            12,651,017          12,651,017         12,651,017
                                  6.65%, 12/31/2001          15,688,686          15,688,686         15,688,686

                               Principal Mutual
                                  6.32%, 6/30/99             $5,529,943          $5,529,943         $5,529,943
                                  6.85%, 3/31/2002            6,101,042           6,101,042          6,101,042

                               The Prudential Asset Management Company
                                  6.63%, 01/02/98            10,660,503          10,660,503         10,660,503
                                  6.87%, 10/01/98             4,396,703           4,396,703          4,396,703

                               Rabobank Nederland
                                  6.33%, 9/30/2001            5,041,369           5,041,369          5,041,369

                               Security Life of Denver
                                  5.32%, 6/30/98             16,947,720          16,947,720         16,947,720

                               Vanguard Money Market Reserves
                                  Treasury Portfolio         16,747,362          16,747,362         16,979,342

                                                  Total    $246,138,236        $246,138,236       $246,370,216

                                                              Cost of          Proceeds of
Identity of Borrower           Rate of Interest            Acquisitions       Dispositions          Fair Value

      *Participant loan           7% - 11%                     $0                $0                $16,493,172

*Party-in-interest

-16-


TRINOVA Corporation Retirement Savings and Profit-Sharing Plan
Employer Identification No. 34-4288310
Plan No. 015
Item 27d - Schedule of Reportable Transactions
December 31, 1996

                                                                                                   Fair
Identity of              Description            Purchase       Selling          Cost of          Value of          Gain
Party Involved           of Assets               Price          Price             Asset            Asset          (Loss)
Vanguard Fiduciary
and Trust Company        STAR Fund:
                         purchase transactions  $25,476,659                   $25,476,659        $25,476,659
                         sale transactions                   $20,157,737       17,864,756         20,157,737    $2,292,981

                         Windsor II Fund:
                         purchase transactions   29,756,891                    29,756,891         29,756,891
                         sale transactions                    13,526,029       11,932,929         13,526,029     1,593,100

                         Index 500 Fund:
                         purchase transactions   21,707,712                    21,707,712         21,707,712
                         sale transactions                    12,999,863       10,886,424         12,999,863     2,113,439

                         VMMR U.S. Treasury Portfolio:
                         purchase transactions   72,229,932                    72,229,932         72,229,932
                         sale transactions                    74,588,517       74,588,517         74,588,517             -

                         Bankers Trust Investment Contract:
                         sale transactions                    28,119,359       28,119,359         28,119,359             -

Aeroquip-Vickers, Inc.   Aeroquip-Vickers Common Stock
                         purchase transactions   17,018,755                    17,018,755         17,018,755
                         sale transactions                    16,692,034       15,322,733         16,692,034     1,369,301



-17-